Exhibit 99.(h)(5)

Energy Income Partners, LLC

Letter Agreement

December 7, 2015

To:	Board of Trustees
EIP Investment Trust
49 Riverside Avenue
Westport CT 06880

Dear Sirs:

You have engaged us to act as the sole investment advisor to the EIP Growth and Income Fund (the “Fund”), a series of the EIP Investment Trust, a Delaware statutory trust, pursuant to a Management Agreement approved by the Board of Trustees.

Effective February 1, 2016, we hereby agree to waive our management fee and/or reimburse expenses so that the Fund’s total annual operating expenses, excluding: brokerage fees and commissions; borrowing costs (such as (i) interest and (ii) dividend expenses on securities sold short); taxes; any 12b-1 fees or fees paid pursuant to an Administrative Services Plan; any indirect expenses such as acquired fund fees and expenses; and extraordinary litigation expenses do not exceed 2.00% of the Fund’s average daily net assets through one year from the effective date of the registration statement of the Fund under the Securities Act of 1933. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap below 2.00%.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three years following the date the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 2.00% expense limitation.

Very truly yours,

Energy Income Partners, LLC

By:	/s/ Linda Longville
Name: Linda Longville
Title: Chief Financial Officer

Acceptance
The foregoing Agreement is hereby accepted.

EIP Investment Trust

By:	/s/ James Murchie
Name: James Murchie
Title: Trustee and President